

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

June 17, 2010

<u>Via Facsimile and U.S. Mail</u>

Peter G. Schoonmaker
President and Chief Executive Officer
Pinnacle Gas Resources, Inc.
1 East Alger Street
Sheridan, Wyoming 82801

Re: Pinnacle Gas Resources, Inc.
Amendment No. 2 to Schedule 13E-3 filed June 10, 2010
File No. 5-83217
Amendment No. 2 to Schedule 14A filed June 10, 2010
File No. 1-33457

Dear Mr. Schoonmaker:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

<u>General</u>

1. Please refer to comment one in our letter dated June 3, 2010. Please revise your disclosure to address whether Scotia received any information that was not shared with any other potential buyer as a result of structuring the merger so that DLJ would receive equity consideration rather than cash consideration. In addition, please revise the background section to describe all contacts or negotiations between DLJ and Scotia during the past two years. For example, we note that on February 9, 2010, DLJ contacted Scotia to explain that DLJ would prefer to

receive cash; please revise to describe how DLJ knew about the proposed equity cash consideration. We may have further comment.

Summary Term Sheet, page 1

The Merger, page, page 3

2. Please revise, here and on page 12 under "What happens if the Merger is not consummated" to describe your plans regarding a reverse stock split if the merger is not consummated.

Contribution Agreement, page 18

3. Please revise to describe the fees that Scotia, Powder and DLJ will receive after the merger, including the monitoring fee described in the LLC Agreement.

Opinion of Financial Advisor to the Special Committee, page 42

4. Please refer to comment nine in our letter dated June 3, 2010. We note that in your response you state that no other engineering reports were provided to or used by FBR. Please revise your disclosure to clarify that the draft reserve report for the year ended 2009, referred to in bullet four on page 43 is the same as the information in Exhibit G, or advise us.

5. Please refer to comment 10 in our letter dated June 3, 2010. We note that the comparable information for Pinnacle does not appear to match the rest of the ratio information in the tables. Please revise or advise us.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: John Kellogg, Esq.
        Moye White, LLP